# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arcellx, Inc., CIK 0001786205
CUSIP: 03940C100
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 04/28/2026
Filed by CIK 0001613689
Persons authorized to receive notices and communications: Rami Elghandour, c/o Arcellx, Inc., 800 Bridge Parkway, Redwood City, California (CA), 94065, (240) 327-0630

## Reporting persons
- Rami Elghandour (CIK 0001613689): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Arcellx, Inc.
Address of issuer's principal executive offices: 800 Bridge Parkway, Redwood City, California (CA), 94065
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Rami Elghandour on November 8, 2024 as amended on February 27, 2025 and February 24, 2026 (as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.001 per share ("common stock"), of Arcellx, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Tender Offer and Closing of the Merger

As previously disclosed by the Issuer on February 23, 2026, the Issuer entered into an Agreement and Plan of Merger, dated as of February 22, 2026 (the "Merger Agreement"), with Gilead Sciences, Inc., a Delaware corporation ("Parent") and Ravens Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser").

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on April 28, 2026, Purchaser completed a tender offer to purchase (the "Offer") all of the Issuer's outstanding common stock in exchange for (x) $115.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes (the "Closing Amount"), and (y) one contractual contingent value right per share (each, a "CVR," and each CVR together with the Closing Amount, the "Merger Consideration"), which represents the right to receive one contingent milestone payment of $5.00 per CVR, in cash, without interest and subject to any required withholding of taxes, upon the achievement of a specified milestone in accordance with the terms and subject to the conditions of a contingent value rights agreement.

Following the consummation of the Offer, on April 28, 2026 (the "Closing Date"), Purchaser merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each outstanding share of common stock (subject to certain exceptions) was converted into the right to receive the Merger Consideration from Purchaser.

Pursuant to the terms of the Merger Agreement, at the Effective Time, (A) each option to purchase shares of common stock (each, a "Company Option") that was outstanding and unexercised, whether or not vested, and which had a per share exercise price that was less than the Closing Amount was canceled and converted into the right to receive (i) (subject to any applicable withholding taxes) a lump-sum cash payment equal to (x) the excess (if any) of (a) the Closing Amount over (b) the per share exercise price subject to such Company Option, multiplied by (y) the total number of shares subject to such Company Option immediately prior to the Effective Time, and (ii) one (1) CVR for each share subject to such Company Option immediately prior to the Effective Time and (B) each award of restricted stock units with respect to shares of common stock (each, a "Company RSU") that was outstanding, whether or not vested, was canceled and converted into the right to receive (i) (subject to any applicable withholding taxes) a lump-sum cash payment equal to (x) the Closing Amount, multiplied by (y) the total number of shares subject to such Company RSU immediately prior to the Effective Time (with the number of shares underlying any Company RSUs that were subject to performance-based vesting conditions determined based on achievement of actual performance in connection with the Merger, as determined by the Company's board of directors or a committee thereof) and (ii) one (1) CVR for each share subject to such Company RSU immediately prior to the Effective Time.

Pursuant to the support agreements described in Item 4 of Amendment No. 2 to this Schedule 13D, the Reporting Person tendered all shares of common stock held by him in the Offer, and as a result of the cancellation of Company RSUs and Company Options pursuant to the Merger Agreement, following the Closing Date, the Reporting Person ceased to beneficially own any shares of common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page. Regarding percentage beneficial ownership, see Row 13 of the cover page. Regarding sole power to vote shares, see Row 7 of the cover page. Regarding shared power to vote shares, see Row 8 of the cover page. Regarding sole power to dispose of shares, see Row 9 of the cover page. Regarding shared power to dispose of shares, see Row 10 of the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see Row 11 of the cover page. Regarding percentage beneficial ownership, see Row 13 of the cover page. Regarding sole power to vote shares, see Row 7 of the cover page. Regarding shared power to vote shares, see Row 8 of the cover page. Regarding sole power to dispose of shares, see Row 9 of the cover page. Regarding shared power to dispose of shares, see Row 10 of the cover page.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, certain share transfers for estate planning purposes, and a broker-assisted sale to satisfy the Reporting Person's tax withholding obligations in connection with the vesting of Company RSUs, the Reporting Person has not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the Closing Date, the Reporting Person ceased to beneficially own any shares of common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

## Signatures
- Rami Elghandour: /s/ Rami Elghandour, Rami Elghandour (04/28/2026)